FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of November 2013

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Top-Tier Thai Bank Selects Magic’s AppBuilder as Part of Its Core Banking Development Platform

2.

3.

PRESS RELEASE

4.

Top-Tier Thai Bank Selects Magic’s AppBuilder as Part of Its Core Banking Development Platform

5.

Or Yehuda, Israel, November 13, 2013 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that a Top-Tier Thai bank has selected Magic’s AppBuilder as part of its core banking development platform. The selection process was facililted by one of AppBuilder’s key partners, a large European financial software group  specializing in banking software systems.

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With more than $50 billion USD in assets, the Thai bank operates approximately 1,000 branches, 6,000 ATMs, 100 foreign exchange offices, 50 international trade centers throughout Thailand, as well as many international branches.

7.

“We welcome another major bank to our list of customers. AppBuilder’s track record of stability and robustness, with proven ability to support millions of transactions per day, makes it an exceptional solution for banking and financial organizations,” said Arik Killman, CEO of  AppBuilder Solutions Ltd.

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About AppBuilder Solutions

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AppBuilder Solutions is a subsidiary of Magic Software Enterprises Ltd., a global provider of mobile and cloud-enabled application and business integration.

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AppBuilder provides a comprehensive application development infrastructure for large-scale and complex environments that is used across industry verticals including banking, insurance, healthcare and government, and by many Fortune 1000 enterprises around the world. AppBuilder enables development teams to quickly and easily build, deploy, and maintain large-scale, custom-built business applications. Because AppBuilder uses a platform-independent model and generates code for COBOL, Java/J2EE, and C#, enterprises get the benefit of easy-to-maintain applications, without being dependent on any particular technology.

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For more information, visit www.appbuilder.com.

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Press Contact:

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Tania Amar | VP Global Marketing

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Magic Software Enterprises

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tania@magicsoftware.com

18.

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

19.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

20.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13th, 2013	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Top-Tier Thai Bank Selects Magic’s AppBuilder as Part of Its Core Banking Development Platform 1. 2.

Exhibit 10.1